Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No 333-212068 and No 333-209747) and on Form S-8 (No 333-197093) of Rayonier Advanced Materials Inc. of our report dated January 19, 2018 to the Shareholders of Tembec Inc. with respect to the consolidated balance sheets of Tembec Inc. as of September 30, 2017, September 24, 2016 and September 26, 2015 and the related consolidated statements of net earnings (loss), comprehensive earnings (loss), changes in shareholders' equity and cash flows for the years then ended, which report appears in the
Form 8-K/A of Rayonier Advanced Materials Inc. dated January 30, 2018.

/s/ KPMG LLP*
Montreal, Canada
January 30, 2018

*CPA auditor, CA public accounting permit no. A110592